August 2, 2005

via U.S. mail and facsimile to (801) 984-0231

Dennis P. Gauger
Chief Financial Officer
Nevada Chemicals, Inc.
9149 So. Monroe Plaza Way, Suite B
Sandy, UT 84070

      RE:	Nevada Chemicals, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 18, 2005
      File No. 0-10634

Dear Mr. Gauger:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note 7.  Income Taxes, page F-13

	1.	We have reviewed your response to prior comment 1 in our
letter dated June 22, 2005. Please confirm in writing our discussions conducted on July 29, 2005 regarding the timing and nature of information related to the ongoing audits, as well as the uncertainties communicated to you by the IRS with respect to the realization of your foreign tax credits. Please also confirm our discussions as to why you expect to realize a portion of the deferred tax asset associated with your foreign tax credits in 2005 and how this portion differs from the remainder for which you maintain a full valuation allowance.

Cyanco Company Financial Statements


Note 5.  Intangible Assets, page 10

	2.	We have reviewed your response to prior comment 3 in our
letter dated June 22, 2005.  We have the following comments:
* We note, in your response, that a significant customer notified you in January 2005 that it may not extend its supply contract with Cyanco beyond December 2005. However in your discounted cash flow analysis, you assumed that Cyanco would supply a portion of the customer`s product through 2006. Please confirm in writing our discussion conducted on July 29, 2005, regarding the nature and timing of the communications with this customer, as well as the reasons for your assumption at December 31, 2004 and March 31, 2005, that this customer would continue some sourcing of Cyanco product into 2006, until you received notice to the contrary in June 2005. As part of your response, please confirm our discussion regarding the timing and implication of the closure of one of your competitor`s raw materials sources on your discounted cash flow analysis in measuring the fair value of the customer-related intangible at December 31, 2004 and March 31, 2005.
* In future filings, please revise your proposed disclosure to indicate the reasons for your belief in January 2005 that the customer would buy a portion of Cyanco product through the end of 2006.
Please
show us what these disclosures will look like.
* Please be advised that the change from using the straight-line amortization method to units-of-production amortization method is a change in accounting principle, not a change in estimate. See paragraph 9 of APB 20. In future filings, please ensure that you comply with the disclosure requirements in paragraphs 17 and 19 of APB
20 related to your change in principle. If the impact is material, please also include a preferability letter as Exhibit 18, pursuant to
Item 601 of Regulation S-K.
* In future filings, disclose in MD&A the impact that the loss of this customer will have on your equity in earnings and net income for 2005.

  	3. In future filings, we remind you to disclose in MD&A the uncertainties surrounding your significant assumptions on impairment and deferred tax valuation allowance matters. For example, with respect to your intangible asset impairment, in your Form 10-K and first quarter 2005 Form 10-Q, you should have disclosed that you assumed continuation of some supply through 2006 due to informal discussions and your assessment of market dynamics. However, formal notification indicated supply would only last through 2005, so additional impairment may be possible. Similarly, regarding your deferred tax valuation allowance, please disclose your assumptions regarding the outcome of the CCRA and IRS audits and the implication of the realizability of your foreign tax credits. Please show us what your disclosures will look like.



*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743 or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Dennis P. Gauger
Nevada Chemicals, Inc.
August 2, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE